Healthcare Providers Direct, Inc.
3371 Route One, Suite 200
Lawrenceville, N.J.  08468

January 25, 2008

VIA FACSIMILE AND EDGAR

Suzanne Reilly, Staff Attorney
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:          Healthcare Providers Direct, Inc.
Registration Statement on Form SB-2
File No. 333-146390

Ladies and Gentlemen:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended (the “Act”), Healthcare Providers Direct, Inc. (the “Company”) respectfully requests that the effective date of the registration statement referred to above be accelerated so that it will become effective at 5:00 p.m., Eastern Time, on Monday, January 28, 2007, or as soon thereafter as possible.

We hereby acknowledge the following:

•	that should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•
the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•
the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

HEALTHCARE PROVIDERS DIRECT, INC.

By:	/s/ Norman Proulx
Norman Proulx
Chief Executive Officer